August 9, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso Amanda Ravitz Timothy Buchmiller Louis Rambo

Re:	InvenSense, Inc.
Withdrawal of Request for Acceleration of Effectiveness
Registration Statement Filed on Form S-1 (No. 333-167843)

Ladies and Gentlemen:

InvenSense, Inc. hereby withdraws its request for the acceleration of effectiveness of the Registration Statement on Form S-1 (File No. 333-167843) as set forth in its letter dated August 5, 2011.

[Signature page follows]

1197 Borregas Ave. Sunnyvale, CA 94089-1306 — Tel 408.988.7339 — Fax 408.988.8104

www.invensense.com

Very truly yours,

INVENSENSE, INC.

By:	/s/ Alan Krock
Name:	ALAN KROCK
Title:	Chief Financial Officer

1197 Borregas Ave. Sunnyvale, CA 94089-1306 — Tel 408.988.7339 — Fax 408.988.8104

www.invensense.com